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[JEFFERSON PILOT FINANCIAL LOGO]

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                   WAIVER OF PREMIUM DISABILITY BENEFIT RIDER

Jefferson Pilot Financial Insurance Company has issued this rider as a part of the policy to which it is attached.

BENEFIT - Subject to the provisions of the basic policy, the Company will waive the monthly deduction (as defined in the basic policy) each month while the Insured is totally disabled. The Company must receive due proof of the Insured's Total Disability and that it has continued with no interruption for at least six months.

TOTAL DISABILITY - Total Disability means the complete incapacity of the Insured to engage in an occupation for remuneration or profit. Such incapacity must be the result of bodily injury or disease. During the first two years of total disability, "occupation" means the regular occupation of the Insured. Thereafter, it means any occupation, for which the Insured is qualified due to education, training or experience, in which the Insured may be engaged for remuneration or profit. The total and irrecoverable loss by the Insured of the following shall be deemed Total Disability:

(1)   The sight of both eyes,

(2)   The use of both hands,

(3)   The use of both feet, or

(4)   The use of one hand and one foot.

RISKS NOT ASSUMED - The monthly deduction shall not be waived or refunded if:

(1) Total Disability began prior to the date this benefit takes effect.

(2)   Total Disability began after the grace period.

(3)   Total Disability is a direct result of intentional self inflicted injury.

(4) Total Disability is the result of an act of war while the Insured is serving in the military, naval or air forces of any country at war, declared or undeclared.

If Total Disability begins within the grace period, as defined in the basic policy, the monthly deduction due at the time the policy entered the grace period will not be waived.

CONSIDERATION - This rider is issued in consideration of the application. The waiver of premium cost is payable on the same dates and under the same conditions as the cost of insurance for the basic policy. The payment of any waiver of premium cost after this rider has ceased shall not extend the term of the rider. Any such waiver of premium cost shall be returned by the Company within a reasonable time.

MONTHLY DEDUCTIONS NOT DEDUCTED - Any monthly deduction waived under this benefit will not reduce the proceeds to be paid under the basic policy. The Insured will remain liable to pay interest on any debt to the Company.

THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.

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WAIVER OF PREMIUM COST - The waiver of premium cost for the Insured is determined on a monthly basis. The waiver of premium cost is calculated as (1), multiplied by the result of (2) minus (3), where:

(1)  is the waiver of premium cost rate as shown on page 3 of this rider.

(2) is the basic policy's death benefit at the beginning of the policy month, divided by 1.0036748.

(3)  is the basic policy's cash value at the beginning of the month.

NOTICE OF CLAIM - Written notice of claim and proof of Total Disability must be given to the Company at its Home Office. Such notice and proof must be given during the lifetime of the Insured and during the period of Total Disability. Such notice and proof must be furnished not later than one year after the policy anniversary nearest age 60 of the Insured.

Failure to give such notice and proof will not invalidate or diminish any claim if it is shown that notice and proof were given as soon as was reasonably possible. Subject to this condition, no monthly deduction, the due date of which is more than twelve months prior to the date of receipt at the Home Office of written notice of claim, will be waived.

PROOF OF DISABILITY - At reasonable intervals the Company will have the right to require due proof of the continuance of Total Disability. As a part of such proof, the Insured may be required to be examined by a physician chosen by the Company. After the first two years of Total Disability, proof will not be required more than once a year.

Monthly deductions as described in the terms of this policy are to be resumed when:

(1)  Total Disability ceases.

(2)  Proof of the continuance of Total Disability is not furnished as required.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1)  The premium for this rider remains unpaid at the end of the grace period.

(2)  The basic policy is surrendered.

(3)  The policy anniversary nearest age 60 of the Insured is attained.

(4)  The maturity date of the basic policy is attained.

(5)  The Company receives a proper written request to terminate this rider.

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            TABLE OF MONTHLY WAIVER OF PREMIUM COST RATES PER $1,000

The monthly waiver of premium cost rate is based on the attained age and rating class of the Insured.

Attained age means age nearest birthday on the prior policy anniversary.

                         WP                                 WP                                 WP
   ATTAINED             COST           ATTAINED            COST           ATTAINED            COST
     AGE                RATE              AGE              RATE              AGE              RATE
------------------- ----------------- ---------------- ----------------- ---------------- -----------------
      15                .01               30               .02               45               .04

      16                .01               31               .02               46               .05

      17                .01               32               .02               47               .06

      18                .01               33               .02               48               .07

      19                .01               34               .02               49               .08

      20                .01               35               .02               50               .09

      21                .01               36               .02               51               .11

      22                .01               37               .02               52               .12

      23                .01               38               .02               53               .14

      24                .01               39               .02               54               .17

      25                .01               40               .02               55               .19

      26                .01               41               .03               56*              .22

      27                .01               42               .03               57*              .24

      28                .02               43               .03               58*              .27

      29                .02               44               .04               59*              .29

*Renewal only